ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

October 1, 2010

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Clarion Property Trust Inc. File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Property Trust Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated September 2, 2010 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1)            Comment:             We note your letter submitted July 21, 2010.  We will continue to monitor your filing in this regard.

Response:             The Issuer’s private letter ruling from the Internal Revenue Service (the “PLR”) is described in Amendment No. 3.

Fees and Expenses, page 12

2)            Comment:             We note your response to comment 5 of our letter dated June 8, 2010.  In response to our comment, you state that the dealer manager fee applies to every share outstanding.  We continue to believe that you should clarify that the dealer manager fee will apply to all outstanding shares, including those shares that are issued under your distribution reinvestment plan.  Please provide similar disclosure as it relates to your distribution fee.  Additionally, please revise your disclosure on page 152 to clarify, if true, that these fees will be

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

paid on all of your outstanding shares, including those shares issued pursuant to the distribution reinvestment plan.

Response:             The Issuer has revised the disclosure in the table on pages 13-14 and the table on page 77 of Amendment No. 3 in response to the Commission’s comment.

3)            Comment:             We note your disclosure on pages 12 and 13 that the dealer manager fee and the distribution fee will be payable on a continuous basis from year to year, subject to certain caps.  Please revise your disclosure in the table or elsewhere, as appropriate, to explain what you mean by “certain caps.”

Response:             The Issuer has revised the disclosure in the table on pages 13-14 in response to the Commission’s comment.  The Issuer respectfully submits that the disclosure in the table on page 77 need not be revised because the meaning of “certain caps” is described in footnote 2 thereto.  Including this lengthy disclosure in the body of the table would unnecessarily complicate what is intended to be an easy-to-read summary of the material terms of the Issuer’s compensation arrangements.

Prior Performance, page 85

4)            Comment:             We note your response to comment 9 of our letter dated June 8, 2010 and your revised disclosure on page 89.  Please note that Item 8 of Industry Guide 5 requires ten years of disclosure in the narrative section as well as discussion of those adverse business developments or conditions experienced by any prior program that would be material to investors in this program.  Therefore, please revise your disclosure to include a discussion of ING Residential Fund USA, ING Clarion Development Ventures, ING Clarion Development Ventures II and ING Clarion Development Ventures III.

Response:             The Issuer has revised page 93 in Amendment No. 3 to additionally disclose the adverse business developments experienced by ING Clarion Development Ventures II and ING Clarion Development Ventures III.  To date, ING Residential Fund USA and ING Clarion Development Ventures have not experienced any major adverse business development that would be material to investors in this program.  As a result, no additional disclosure is provided or required with respect to these two programs.

5)            Comment:             We note your response to comment 10 of our letter dated June 8, 2010 that that the dividends issued to shareholders of Clarion Lion Properties Trust were reduced primarily due to a decline in income although such dividends increased as a percentage of NAV due to the value of its real estate properties.  Please revise to add this disclosure and quantify the reduction in dividend payments.

Response:             The Issuer has revised pages 91-92 of Amendment No. 3 in response to the Commission’s comment.

Net Asset Value Calculation and Valuation Guidelines, page 91

6)            Comment:             We note your response to comment 12 of our letter dated June 8, 2010.  In response to our comment, you state that you will not name third party pricing vendors as experts.   However, we note that you will be relying upon the report from the vendors, you have attributed the value of the securities and the value of your cash and cash equivalents and other short-term investments to your third party vendors, and you will be summarizing their report in determining the net asset value.   We therefore reissue our comment in part.  Please disclose the names of the third party pricing vendors, identify them as experts and file their consents as exhibits to the registration statement.  Please refer to Section 7(a) and Rule 436 of the Securities Act.  For further guidance, refer to Question 141.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

Response:             The Issuer respectfully submits that the third parties used by the advisor in calculating NAV are not “experts” and should not be identified as such in the Registration Statement.  The Issuer has revised the disclosure on pages 97 of Amendment No. 3 to clarify that these third parties will merely compile factual information or information from publicly available sources and provide this information for the advisor’s use in determining the value of publicly traded real estate related assets and cash, cash equivalents and other short-term investments.  With respect to real estate related assets, third parties will provide values of only those assets for which a value is determinable through a public trading market and will not provide values of any assets for which a public price is not available.  With respect to cash, cash equivalents and other short-term investments, the advisor will use account statements furnished by third parties such as the financial institutions through which the assets are held.  In both cases, the information provided is factual or obtained from a publicly available source and therefore is not “reviewed” or “passed upon” by the third party.

Further, the Issuer has not attributed any calculated results to these third parties.  Question 141.02 of the above-referenced Compliance and Disclosure Interpretation provides that “if the disclosure states that management or the board prepared the [calculation] and in doing so considered or relied in part upon a report of a third party expert . . . then there would be no requirement to comply with Rule 436 . . . as the [calculated] figures are attributed to the registrant.”  Here, by merely referencing the third parties who compile factual or publicly available information but provide no subjective analysis, the Issuer does not attribute the calculated results to them.

Federal Income Tax Considerations, page 123

7)            Comment:             We note that you have received a private letter ruling from the IRS.  Please update your disclosure in this section to account for this letter.   Additionally, please have counsel update your tax opinion as appropriate.  Additionally, please file the letter in accordance with Item 601(b)(8) of Regulation S-K or tell us why you believe you are not required to file this letter.

Response:             The Issuer has revised the disclosure in the section “Federal Income Tax Considerations” to reflect the PLR.  The Issuer will file a revised tax opinion to reflect the receipt of the PLR in the next pre-effective amendment to the Registration Statement.  As a result, the Issuer is not required to file the PLR under Item 601(b)(8).

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/S/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc:           Ms. Stacie D. Gorman, Division of Corporation Finance

Mr. Edward L. Carey, Clarion Property Trust Inc.

Mr. Douglas L. DuMond, Clarion Property Trust Inc.

Mr. Nathaniel Kiernan, ING Clarion Partners, LLC

Mr. Jason W. Goode, Alston & Bird LLP